Table of Contents

EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,	Years Ended December 31,

	2009	2008	2007	2006	2005

Earnings:
Net income	$212	$745	$720	$622	$415
Income tax provision	19	68	57	95	50
Interest expense	350	1,618	2,046	1,614	1,141

Total earnings (a)	$581	$2,431	$2,823	$2,331	$1,606

Fixed charges - Interest expense (b)	$350	$1,618	$2,046	$1,614	$1,141

Ratio of earnings to fixed charges (a/b)	1.66	1.50	1.38	1.44	1.41

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.